SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Arch Capital Group Ltd.


             (Exact name of registrant as specified in its charter)

          Bermuda                                        Not Applicable
----------------------------------------   -------------------------------------
(State of incorporation or organization)   (I.R.S. Employer Identification No.)

20 Horseneck Lane
Greenwich, CT                                                 06830
----------------------------------------   -------------------------------------
(Address of principal executive offices)                    (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                Name of each exchange on which each class is
to be so registered                to be registered
----------------------------       ---------------------------------------------

Common Shares                      NASDAQ - National Market System

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates:

     333-45418

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of class)


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Item 1. Description of Registrant's Securities to Be Registered.

     This registration statement relates to the common shares of Arch Capital Group Ltd., a Bermuda company ("Arch Bermuda"). On November 7, 2000, a reorganization was completed whereby Arch Bermuda became the parent holding company of Arch Capital Group, Ltd., a Delaware corporation (formerly known as Risk Capital Holdings, Inc.) ("Arch Delaware"), which changed its name to Arch Capital Group (U.S.) Inc. References in this registration statement to the "company," "us," "we," or "our" refer to Arch Bermuda.

Share Capital

     The authorized share capital of the company consists of 200,000,000 common shares, par value U.S. $0.01 per share, and 50,000,000 preference shares, par value U.S.$0.01 per share.

     Common Shares

     Holders of the common shares have no preemptive, redemption, conversion or sinking fund rights. Subject to the voting restrictions described below, holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares and do not have any cumulative voting rights. In the event of a liquidation, dissolution, or winding up of the company, the holders of common shares are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of any outstanding preference shares. All outstanding common shares are fully paid and non-assessable. The board is permitted to authorize the issuance of additional common shares.

     American Stock Transfer & Trust Company is the transfer agent and registrar of our common shares.

     Preference Shares

     Our bye-laws allow the board to authorize the issuance of preference shares in one or more series, and may fix the rights and preferences of those shares, including as to dividends, voting (which shall be subject to the limitations described below under "--Voting Limitation"), redemption, conversion rights and otherwise.

     Issuances of preference shares are subject to the applicable rules of the Nasdaq National Market or other organizations on whose systems the stock of the company may then be quoted or listed. Depending upon the terms of preference shares established by our board of directors, any or all series of preference shares could have preferences over the common shares with respect to dividends and other distributions and upon liquidation of the company. Issuance of any such shares with voting powers, or issuance of additional shares of common shares, would dilute the voting power of the outstanding common shares.

Shareholders Meetings

     Under Bermuda law, an annual shareholders meeting must be convened at least once in every calendar year. Our bye-laws provide that a special shareholders meeting of shareholders may be convened by the chairman of the board of directors, the president or a majority of the directors in


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office at any time. In addition, under Bermuda law, subject to specified conditions, a special shareholders meeting must be convened upon the request of shareholders holding at least 10% of the paid-up capital of the company carrying the right to vote at shareholders' meetings.

     Our bye-laws provide that the presence of two or more persons representing, in person or by proxy, not less than a majority of the voting power represented by shares issued and entitled to vote shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by Bermuda law.

Voting Limitation

     Our bye-laws contain a provision limiting the voting rights of any person who owns (directly, indirectly or constructively under the United States Internal Revenue Code) shares with more than 9.9% of the total voting power of all shares entitled to vote generally at an election of directors to 9.9% of such voting power. This provision does not restrict the ability of any person holding shares of the company that were either (1) converted from shares of Arch Delaware owned on September 8, 2000 or (2) issued upon exercise of warrants owned by such person on September 8, 2000 which were assumed by the company, from voting such shares except with respect to the election of directors. This provision is intended to prevent the company from being characterized as a controlled foreign corporation which could cause U.S. persons owning 10% or more of our shares to suffer adverse U.S. tax consequences.

     The bye-laws of the company also contain a provision limiting the rights of any group (within the meaning of the United States Securities Exchange Act of 1934) that owns shares with more than 9.9% of the total voting power of all shares entitled to vote generally at an election of directors to 9.9% of such voting power. This provision does not restrict (a) the ability of any such group holding shares of the company that were converted from shares of Arch Delaware owned on September 8, 2000 or acquired upon exercise of warrants owned by such person on September 8, 2000 which were assumed by the company or (b) any person or group that the board of directors, by the affirmation vote of at least 75% of the existing board, may exempt from this provision, from voting such shares.

Shareholder Proposals

     Our bye-laws establish an advance notice procedure for shareholder proposals to be brought before an annual shareholders meeting of our shareholders and for nominations by shareholders of candidates for election as directors at an annual shareholders meeting or a special shareholders meeting at which directors are to be elected. Subject to any other applicable requirements, including rule 14a-8 under the U.S. Securities Exchange Act of 1934, only such business may be conducted at an annual meeting of shareholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a shareholder who has given to the secretary of the company timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a shareholder who has given timely written notice, in proper form, to the secretary prior to a meeting at which directors are to be elected will be eligible for election as director of the company. Subject to


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Bermuda law as described below, shareholders will not be entitled to raise proposals at special shareholders meetings.

     To be timely, notice of nominations or other business to be brought before an annual shareholders meeting must be received by the secretary of the company at our principal executive office no later than 50 days prior to the date of such annual shareholders meeting (or if less than 55 days' notice of the meeting is given, not later than the close of business on the seventh day following the day notice of the meeting is first given to shareholders). Similarly, notice of nominations to be brought before a special shareholders meeting at which directors are to be elected must be delivered to the secretary at our principal executive office no later than the close of business on the seventh day following the day on which notice of the date of a special shareholders meeting of shareholders was given.

     The shareholder's notice to nominate a director must set forth the identity of the nominee, any arrangements or understandings the shareholder has the nominee and any other information as would be required under the proxy rules of the Securities and Exchange Commission if that person were in fact to appear as a nominee in our proxy statement.

     Bermuda law provides that shareholders totaling at least 100 shareholders or holding at least 5% of the total voting rights can, at their own expense, require the company to, subject to the provisions of Bermuda law:

     o give notice of any resolution which those shareholders can properly propose and intend to propose at the next annual shareholders meeting of the company; or

     o circulate a statement prepared by those shareholders in respect of any matter referred to in a proposed resolution or any business to be dealt with at a shareholders meeting.

Board of Directors

     Our bye-laws provide that the number of directors will not be less than three nor more than eighteen and will be determined from time to time by a vote of a majority of our board of directors then in office. Our bye-laws provide that the board will be divided into three classes. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. At each annual meeting of shareholders, directors will be elected to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term.

     Our bye-laws provide that directors may be removed only for cause, and cause for removal shall be deemed to exist only if the director whose removal is proposed has been convicted of a felony or been found by a court to be liable for gross negligence or misconduct in the performance of his or her duties. Our bye-laws also provide that our board of directors have the right to fill vacancies, including vacancies created by expansion of the board of directors.

Dividends

     Under Bermuda law and our bye-laws, our board of directors may declare dividends, or make distributions out of contributed surplus, as long as there are no reasonable grounds for be-


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                                      -5-


lieving that the company is, or after the dividend or distribution would be, unable to pay its liabilities as they became due or that the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Repurchases of Shares

     Under Bermuda law and our bye-laws, the company can repurchase its own shares so long as it is solvent and certain other conditions are met.

Interested Shareholder Provisions

     Section 203 of the Delaware General Corporation Law

     Our bye-laws incorporate the provisions of Section 203 of the Delaware General Corporation Law (the "Section 203 provisions"). The Section 203 provisions prohibit interested shareholders from engaging in a business combination with the company for a period of three years from the time of becoming an interested shareholder. An interested shareholder is defined as a person that owns 15% or more of the voting power of the company or any person that owned 15% or more of the voting power of the company at any time within three years of the date that person's status as an interested shareholder is determined. Business combinations include:

     o    mergers, amalgamations or similar transactions,

     o the sale of assets of the company having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the company determined on a consolidated basis or the aggregate market value of all outstanding shares of the company;

     o any transaction that results in the issuance or transfer by the company of any stock of the company to the interested shareholder, except if the issuance is part of a proportionate distribution to all shareholders or due to the conversion of securities exercisable or exchangeable for shares in the company;

     o any transaction involving the company or one of our subsidiaries that results in the interested shareholder's percentage ownership in the company increasing; and

     o any receipt by the interested shareholder of the benefit of any loan, guarantee or other financial benefit provided by or through the company.

     The company is not bound by the Section 203 provisions that restrict the activities of it with respect to an interested shareholder if:

     o upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, that interested shareholder owned at least 85% of the voting power of the company's shares outstanding at the time the transaction commenced;

     o the board approved the transaction in which the interested shareholder became an interested shareholder before that transaction was completed; or


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     o    the business combination is approved at a meeting by the vote of 66
          2/3% of the outstanding voting shares not owned by the interested shareholder.

     The restrictions of the Section 203 provisions do not restrict the activities of an interested shareholder with respect to business combinations in the event that any of the following transactions:

     o    a merger or consolidation of the company;

     o a sale of the company's assets having an aggregate market value equal to 50% or more of the aggregate value of all the company's assets; or

     o    a tender offer for 50% or more of the voting stock of the company,

is approved or not opposed by a majority of the board of directors of the company then in office, so long as those directors were in office (or were nominated or elected by directors who were in office) prior to the time the interested shareholder became an interested shareholder, and a business combination is proposed by an interested shareholder before the company consummates or abandons, and after the company either announces publicly, or gives notice (which it is required to do in the case of an asset sale or merger) to all interested shareholders of, one of the specified transactions.

     The provisions of the bye-laws restricting business combinations with interested shareholders can be repealed only with (1) the affirmative vote of 66-2/3% of the outstanding shares and the approval of the Board or (2) the affirmative vote of a majority of the outstanding shares and the affirmative vote of 75% of the entire board (and that 75% threshold must be met without the votes of directors who are affiliates of the interested shareholder).

     Additional Voting Restrictions

     Our bye-laws provide that the affirmative vote of 80% of the outstanding shares of the company (including a majority of the outstanding shares held by shareholders other than holders (and such holders' affiliates) of 10% or more ("10% holders") of the outstanding shares) shall be required (the "extraordinary vote") for the following corporate actions:

     o    merger or consolidation of the company into a 10% holder;

     o    sale or any or all of the assets of the company to a 10% holder;

     o    the issuance of voting securities of the company to a 10% holder; or

     o    amendment of these provisions.

     The extraordinary vote will not apply to any transaction approved by the board, so long as a majority of those board members voting in favor of the transaction were duly elected and acting members of the board prior to the time the 10% holder became a 10% holder.


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Anti-Takeover Effects

     Certain of the provisions described above in our bye-laws could have the effect of discouraging unsolicited takeover bids from third parties or the removal of incumbent management. As a result, it may be less likely that you will receive premium prices for your shares in an unsolicited takeover of our company by another party. These provisions may encourage companies interested in acquiring the company to negotiate in advance with our board of directors, since the board has the authority to overrule the operation of several of the limitations.

     Our bye-laws provide that certain provisions which may have anti-takeover effects may be repealed or altered only with prior board approval and upon the affirmative vote of holders of shares representing at least 65% of the total voting power of the shares of the company entitled generally to vote at an election of directors (80% in the case of the provisions described under "-- Interested Shareholder Provisions -- Additional Voting Restrictions").

     Voting Limitation

     The provisions described above under "-- Voting Limitation" may deter any unsolicited or unnegotiated bids for the company since, subject to the exceptions described above, no shareholder or (without approval of 75% of the directors then in office) group will be able to vote shares representing more than 9.9% of the voting power of the company's voting shares.

     Limitation on Shareholder Proposals and Calling of Special Shareholders meetings

     The provisions limiting shareholders' right to call special shareholders meetings and to raise proposals or nominate directors at shareholders meetings may have anti-takeover effects, although under Bermuda law, subject to specified conditions, any 10% shareholder can call a special shareholders meeting and any 5% shareholder can raise a proposal at a shareholders meeting.

     Action by Written Consent

     Under Bermuda law, shareholders may act by written consent only if such consent is unanimous among all shareholders entitled to vote. This limitation, together with the limitation on shareholder proposals and calling of special shareholders meetings, could make an unsolicited or unnegotiated bid more difficult.

     Classified Board of Directors

     The classified board provision could increase the likelihood that, in the event of a takeover of the company, incumbent directors will retain their positions. In conjunction with the provision of the bye-laws authorizing our board of directors to fill vacant directorships, the classified board provision could prevent shareholders from removing incumbent directors without cause (as defined in our bye-laws) and filling the resulting vacancies with their own nominees. We believe that the provision will help assure that the board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting shares, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders. We also believe that a classified board helps assure the continuity and stability of the board and our business strategy and policies.


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     Power to Issue Shares

     Authorized preference shares, as well as authorized but unissued common shares, will be available for issuance by the board, without further action by our shareholders, unless shareholder action is required by applicable law or the rules of any stock exchange on which any series of the company's capital stock may then be listed. The company is authorized to have issued and outstanding 200,000,000 common shares and 50,000,000 preference shares. We believe that the availability of preference shares and additional common shares could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs which might arise. These provisions give our board of directors the power to approve the issuance of preference shares or common shares that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of preference shares might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations.

     Interested Shareholder Provisions

     Any interested shareholder or 10% holder, each as defined above under "--Interested Shareholder Provisions," cannot effect certain transactions with the company unless it complies with the provisions described in that section or the board of directors by requisite vote (or in the case of the Section 203 provisions, the shareholders by requisite vote) approve the transaction. These provisions may encourage potential acquirers to negotiate with the board and deter any bids not approved by the board.

Shareholder Approval of Business Combinations

     Bermuda law permits an amalgamation between two or more Bermuda companies, or between one or more Bermuda exempted companies and one or more foreign corporations, subject, unless the bye-laws otherwise provide, to obtaining a majority vote of three-fourths of the shareholders of each of the companies and each class of shares present and voting in person or by proxy at a meeting called for that purpose. Unless the bye-laws otherwise provide, Bermuda law also requires that the quorum at the meeting be more than one-third of the issued shares of the company or the class. Each share carries the right to vote in respect of an amalgamation, whether or not it otherwise carries the right to vote.

     Except as set forth in the next paragraph, our bye-laws provide that any amalgamation approved by two-thirds of the board of directors of the company shall require approval only by a majority of the voting power held by shareholders, if the holders of a majority of the shares issued and entitled to vote are present.

     Bermuda law also provides that where an offer is made for shares in a company by another company and, within four months of the offer, the holders of at least 90% in value of the shares which are the subject of the offer (other than shares already held by or on behalf of the offeror) accept, the offeror may by notice, given within two months after the expiration of the said four months, require any dissenting shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to a court within one month of notice objecting to the transfer and the court may make any order it thinks fit.


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Appraisal Rights

     Under Bermuda law, a dissenting shareholder of a company participating in an amalgamation, other than an amalgamation between a company and its wholly owned subsidiary or between two or more wholly owned subsidiaries of the same holding company, may apply to Bermuda's Supreme Court to appraise the fair value of his or her shares.

Inspection of Books and Records

     Bermuda law provides the general public with a right of inspection of a Bermuda company's public documents at the office of the Registrar of Companies in Bermuda, and provides a Bermuda company's shareholders with a right of inspection of the company's bye-laws, minutes of general shareholders' meetings and audited financial statements. The register of shareholders is also open to inspection by shareholders free of charge and, upon payment of a small fee, by any other person.

     A Bermuda company is required to maintain its share register in Bermuda but may establish a branch register outside of Bermuda if its shares are traded on an appointed stock exchange or its shares have been offered to the public pursuant to a prospectus filed in accordance with Bermuda law. A Bermuda company is required to keep at its registered office a register of its directors and officers which is open for inspection by members of the public without charge.

Indemnification of Officers and Directors

     Under Bermuda law, a company is permitted to indemnify any officer or director, out of the funds of the company, against:

     o any liability he or she incurs in defending any proceedings, whether civil or criminal, in which (1) judgment is given in his or her favor, or (2) he or she is acquitted, or (3) he or she is granted relief from liability by the court in connection with any application under relevant Bermuda legislation; and

     o any loss or liability resulting from negligence, default, breach of duty or breach of trust, except for his or her fraud or dishonesty.

     Pursuant to our bye-laws, the company will indemnify its officers and directors as well as their heirs, executors and administrators to the fullest extent permitted by law. Bermuda law does not permit indemnification of a person who is or may be found guilty of fraud or dishonesty.

     The company will advance all reasonable expenses incurred by or on behalf of the indemnitee in connection with any related proceeding.

Limited Liability of Directors

     Under Bermuda law, a director must observe the statutory duty of care which requires a director to act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.


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     Bermuda law renders void any provision in the bye-laws or any contract between a company and any director exempting him or her from, or indemnifying him or her against, any liability in respect of any fraud or dishonesty of which he or she may be guilty in relation to the company.

     Our bye-laws provide that no officer or director of the company will be personally liable to the company or its shareholders for monetary damages for any breach of fiduciary duty, except where the person is or may be found to be guilty of fraud or dishonesty. A director who has an interest in any material contract or proposed material contract or in any person that is a party to such a contract with the company or any of its subsidiaries and fails to disclose the interest at the first opportunity at a meeting of the directors or by writing to the directors is deemed not to be acting honestly or in good faith.

Interested Director Transactions

     Under Bermuda law, without the consent of the holders of shares carrying at least nine-tenths of the total voting rights or in other limited instances, a company may not make a loan to or enter into any guarantee or provide security in respect of any loan made to any person who is a director of that company or of its holding company. Exceptions to this provision are:

     o loans or guarantees by the company in the ordinary course of its business, if the business includes lending money or giving guarantees; or

     o loans for the purposes of the company or to enable its directors to perform their duties, given with prior approval at a shareholders meeting where the purposes of the loan are disclosed; or if not given at that meeting, the loan is repaid or discharged within six months from the conclusion of the next following annual shareholders meeting.

     This provision does not preclude the reimbursement of expenses or loans to directors who are or were employees of the company to enable them to acquire shares or stock options.

Shareholders' Suits

     The Bermuda courts ordinarily would be expected to follow English precedent, which would permit a shareholder to commence a derivative action in the name of the company to remedy a wrong done to the company only:

     o where the act complained of is alleged to be beyond the corporate power of the company or illegal;

     o where the act complained of is alleged to constitute a fraud against the minority shareholders by those controlling the company; provided that the majority shareholders have used their controlling position to prevent the company from taking action against the wrongdoers;

     o where an act requires approval by a greater percentage of the company's shareholders than actually approved it; or

     o where a derivative action is necessary to avoid a violation of the company's memorandum of association or bye-laws


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Item 2.  Exhibits

     See Exhibit Index immediately preceding the Exhibits.



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                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ARCH CAPITAL Group Ltd.


Date:  November 7, 2000      By:  /s/ Peter A. Appel
                                  ----------------------------------------------
                                  Name:   Peter A. Appel
                                  Title:  President and Chief Executive Officer



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                                  EXHIBIT INDEX


Number                             Description

1 Memorandum of Association of Arch Capital Group Ltd. (incorporated herein by reference to Exhibit 3.1 to Arch Capital Group Ltd.'s Registration Statement on Form S-4 (File No. 333-45418)).

2    Bye-Laws of Arch Capital Group Ltd. (incorporated herein by reference to
     Exhibit 3.2 to Arch Capital Group Ltd.'s Registration Statement on Form S-4 (File No. 333-45418)).